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                                                                       EXHIBIT 9


Contact:          Robert V. Andrews - Media Relations
                  (732) 524-3348

                  Helen E. Short - Investor Relations
                  (732) 524-6491

                                                           FOR IMMEDIATE RELEASE


                           Johnson & Johnson Announces
                 Completion of its Tender Offer for DePuy, Inc.


                  New Brunswick, NJ (Oct. 29, 1998) - Johnson & Johnson (NYSE:
JNJ) announced today that it has accepted for payment 98,630,546 shares of common stock of DePuy, Inc. (NYSE: DPU), representing approximately 99.7% of the outstanding DePuy shares, at $35 per share in accord with its tender offer for all outstanding DePuy shares. The tender offer expired today at 5:00 P.M., New York City time.
                  Johnson & Johnson intends to promptly merge LIB Acquisition Corp., a wholly owned subsidiary of Johnson & Johnson, with and into DePuy in accord with Delaware's short-form merger provisions. As a result of the merger, DePuy will become a direct, wholly owned subsidiary of Johnson & Johnson and each remaining outstanding DePuy share will be converted, subject to appraisal rights, into the right to receive $35 in cash, without interest.


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